UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MANHATTAN BRIDGE CAPITAL, INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

562803106
(CUSIP Number)

Assaf Ran
c/o Manhattan Bridge Capital, Inc.
60 Cutter Mill Rd # 205, Great Neck, NY 11021
(516) 444-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 562803106	13D/A	Page 2 of 5 Pages

1.	Names of reporting persons Assaf Ran
2.	Check the appropriate box if a member of group (See Instructions)	(a) [ ]
(b) [ ]

3.	SEC use only

4.	Source of funds (See Instructions) PF, OO(1)
5.	Check if disclosure of legal proceedings is required
	pursuant to item 2(d) or 2(e)	[ ]
6.	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 2,580,000 (2)

	8.	Shared voting power

	9.	Sole dispositive power 2,580,000 (2)

	10.	Shared dispositive power

11.	Aggregate amount beneficially owned by each reporting person 2,580,000 (2)
12.	Check if the aggregate amount in row (11) excludes
	certain shares (See Instructions)	[ ]
13.	Percent of class represented by amount in row (11) 22.4%(3)
14.	Type of reporting person (See Instructions) IN

(1)	Certain of the common shares beneficially held by Mr. Ran were issued by the Issuer as compensation for Mr. Ran’s service as Chief Executive Officer of the Issuer.

(2)

Includes 1,000,000 Restricted Shares (the “Restricted Shares”) granted to Mr. Ran by the Issuer on September 9, 2011, which was approved by shareholders at the Issuer’s 2011 annual meeting of shareholders. Mr. Ran may not sell, convey, transfer, pledge, encumber or otherwise dispose of the Restricted Shares until the earliest to occur of the following: (i) September 9, 2026, with respect to 1/3 of the Restricted Shares, September 9, 2027 with respect to an additional 1/3 of the Restricted Shares and September 9, 2028 with respect to the final 1/3 of the Restricted Shares; (ii) the date on which Mr. Ran’s employment is terminated by the Issuer for any reason other than for “Cause;” or (iii) the date on which Mr. Ran’s employment is terminated on account of (A) his death; or (B) his disability, which, in the opinion of his personal physician and a physician selected by the Issuer prevents him from being employed with the Issuer on a full-time basis (each such date being referred to as a “Risk Termination Date”). If at any time prior to a Risk Termination Date Mr. Ran’s employment is terminated by the Issuer for Cause or Mr. Ran voluntarily terminates his employment for any reason other than death or disability, Mr. Ran will forfeit that portion of the Restricted Shares which have not previously vested.

CUSIP No. 562803106	13D/A	Page 3 of 5 Pages

Also includes 1,380,000 common shares held by Ran & Ran of NY Inc., over which Mr. Ran holds sole voting and dispositive power.

(3)	Based upon 11,494,945 common shares outstanding as of July 9, 2021 after giving effect to the closing of an underwritten public offering of 1,875,000 common shares of the Issuer (as defined herein) on July 9, 2021 as disclosed in the Issuer’s prospectus dated July 7, 2021, filed with the U.S. Securities and Exchange Commission on July 7, 2021.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed on March 7, 2017 (the “Original Schedule 13D”) by Assaf Ran and relates to the common shares, par value $0.001 per share (hereinafter referred to as the “Common Shares”) of Manhattan Bridge Capital, Inc., a New York corporation (the “Issuer”). Except as otherwise specified in this Amendment No. 1, all items in the Original Schedule 13D are unchanged and each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.

The principal executive offices of the Issuer are located at 60 Cutter Mill Road, Suite 205, Great Neck, NY 11021.

Item 4. Purpose of Transaction

“Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended to include the following:

On July 9, 2021, the Issuer completed an underwritten public offering of 1,875,000 common shares (the “Offering”). After giving effect to the Offering, Assaf Ran beneficially owns 22.4% of the common shares of the Issuer.

Assaf Ran did not purchase any securities in the Offering. From the filing of the Original Schedule 13D to the date hereof, Assaf Ran purchased an aggregate of 64,000 Common Shares.

The last paragraph of “Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Person has no current plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, other than the receipt of additional Common Shares that may be granted as part of his regular compensation as an executive officer of the Issuer.

CUSIP No. 562803106	13D/A	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated as follows:

(a) Mr. Ran may be deemed to beneficially own 2,580,000 Common Shares of the Issuer, which constitute 22.4% of the outstanding Common Shares of the Issuer, based upon 11,494,945 Common Shares outstanding as of July 9, 2021. Such shares of Common Stock include (i) 1,580,000 Common Shares and (ii) 1,000,000 Restricted Shares.

(b) Mr. Ran has sole voting and dispositive power of 2,580,000 Common Shares of the Issuer. Such Common Shares include (i) 1,580,000 Common Shares and (ii) 1,000,000 Restricted Shares.

(c) The Reporting Person has not effected any transaction in the Common Shares of the Issuer in the past sixty days.

(d) No person other than Mr. Ran has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported above in this Item 5 and held directly by Mr. Ran.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Original Schedule 13D is hereby amended to include the following:

The Issuer’s 2009 Stock Option Plan expired in June 2019.

CUSIP No. 562803106	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2021

By:	/s/ Assaf Ran
Assaf Ran